Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

[Letterhead of Eversheds Sutherland (US) LLP]

April 2, 2019

Rochelle Kaufman Plesset

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GSV Capital Corp., et. al. (File No. 812-14948)

Form APP WD: Request for Withdrawal of Application

Dear Ms. Plesset:

On September 7, 2018, GSV Capital Corp., et. al. (the “Applicants”), filed an application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Application”). On December 7, 2018, the Applicants filed an amendment to the Application (collectively with the Application, the “Applications”).

The Applicants hereby respectfully request that the Applications be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. Applicants are withdrawing the Applications because GSV Capital Corp. has become internally managed and the relief sought is no longer necessary.

We represent GSV Capital Corp. and have been authorized by Kirkland & Ellis LLP to file this withdrawal request on behalf of the other Applicants.

Should you have any questions, please do not hesitate to call me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278. Thank you for your attention to this matter.

Sincerely, /s/ Steven B. Boehm

cc:

Mark D. Klein

President & Chief Executive Officer

GSV Capital Corporation

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

Norm Champ, Esq.

Kirkland & Ellis LLP

Marian Fowler, Esq.

Kirkland & Ellis LLP

Corey Casbarro, Esq.

Kirkland & Ellis LLP

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